UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-14874

IMPERIAL TOBACCO GROUP PLC

(Exact name of registrant as specified in its charter)

PO Box 244, Upton Road
 Bristol BS99 7UJ, UK
 +44(0) 117 963 6636

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

$600,000,000 aggregate principal amount 7 1/8% Guaranteed Notes due April 1, 2009 of Imperial Tobacco Overseas B.V., fully and unconditionally guaranteed by Imperial Tobacco PLC and Imperial Tobacco Limited

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 33

Pursuant to the requirements of the Securities Exchange Act of 1934 Imperial Tobacco Group PLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

IMPERIAL TOBACCO GROUP PLC

By:	\s\Trevor Williams

Name: Trevor Williams
Title: Deputy Company Secretary
Date: September 12, 2008